Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 9, 2022

Re:	Puraverde, Inc.
Offering Statement on Form 1-A
Filed August 5, 2022
File No. 024-11945

To Whom It May Concern:

On behalf of Puraverde, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 p.m., Eastern Time, on August 11, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Matthew Mastrangelo

Matthew Mastrangelo

CEO and Director

PuraVerde, Inc.